BLACK MOUNTAIN CAPITAL CORPORATION
(the "Corporation")

Request For Annual & Interim Financial Statements

In accordance with National Instrument 54-102 "Continuous Disclosure Obligations", effective March 30, 2004, the Corporation will only be required to send annual financial statements and interim financial statements, and the related Management Discussion and Analysis ("MD&A"), to those shareholders that request such information. Shareholders may request to receive a copy of the annual financial statements and MD&A, the interim financial statements and MD&A or both. If you wish to receive such mailings, then please complete and return this form to:

BLACK MOUNTAIN CAPITAL CORPORATION
P.O. Box 28051 West Pender Street
Vancouver, B.C. V6C 3T7

The undersigned shareholder hereby elects to receive:

☐    Interim Financial Statements and related Management Discussion and Analysis of the Corporation filed after the date that the Corporation received this request and/or

☐    Annual Financial Statements and related Management Discussion and Analysis of the Corporation filed after the date that the Corporation receives this request.

Financial statements can be viewed electronically at www.sedar.com.

Please note that a request form will be mailed each year and shareholders must return such form each year to receive the documents indicated above.

Name (Please Print) Address Signature Date	I confirm that I am a: ☐ Registered shareholder OR ☐ Beneficial shareholder of the Corporation

To use electronic methods for communication with our shareholders, we request that you provide us with your email address. Please insert your e-mail address and initial and date below to indicate your consent to receive information by e-mail instead of in paper form.

I HEREBY CONSENT to receipt of information by e-mail at the following address:

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Email address